UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(UNDER THE SECURITIES EXCHANGE ACT OF 1934)

(Amendment No. 4)*

IDT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

448947101

448947309

(CUSIP Numbers)

Howard S. Jonas

c/o IDT Corporation

520 Broad Street

Newark, New Jersey 07102

Tel.: (973) 438-1000

with a copy to:

McDermott, Will & Emery

50 Rockefeller Plaza

New York, New York 10020

Attn: Mark Selinger, Esq.

Tel: (212) 547-5400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        Common Stock                       9,797,418

        Class B Common Stock         1,295,302

  8     SHARED VOTING POWER

        Common Stock                       1,844,712

        Class B Common Stock         1,219,570

  9     SOLE DISPOSITIVE POWER

        Common Stock                       9,797,418

        Class B Common Stock         1,295,302

10     SHARED DISPOSITIVE POWER

        Common Stock                          844,712

        Class B Common Stock         3,654,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 11,642,130 Class B Common Stock 6,150,156

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock 37.77%(1) Class B Common Stock 10.95%(1)

14	TYPE OF REPORTING PERSON* IN

(1)	The shares which may be deemed to be beneficially owned by the reporting person consist of 1,825,142 shares of the issuer’s Common Stock, par value $0.01 per share, 9,816,988 shares of the issuer’s Class A Common Stock, par value $0.01 per share, and 6,150,156 shares of the issuer’s Class B Common Stock, par value $0.01 per share. See Item 5 below. Each share of Class A Common Stock is convertible, at any time and at the option of the holder thereof, into one share of Common Stock. The information above assumes the conversion of the shares of Class A Common Stock which may be deemed to be beneficially owned by the reporting person into shares of Common Stock. Each share of Common Stock has one vote per share, each share of Class A Common Stock has three vote per share and each share of Class B Common Stock has one-tenth of a vote per share. The shares of capital stock which may be deemed to be beneficially owned by the reporting person and with respect to which the reporting person has sole or shared voting power represent approximately 56.2% of the voting power of the issuer.

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Jonas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock 825,142 Class B Common Stock 3,635,284 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock 825,142 Class B Common Stock 3,635,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 825,142 Class B Common Stock 3,635,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock 3.93% Class B Common Stock 6.47%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Jonas Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock 19,570 Class B Common Stock 19,570 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock 19,570 Class B Common Stock 19,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 19,570 Class B Common Stock 19,570

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock 0.09% Class B Common Stock 0.03%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust for the Benefit of David Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 425,772 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 425,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 425,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.76%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust for the Benefit of Jonathan Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 425,772 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 425,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 425,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.76%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust for the Benefit of Joseph Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 425,772 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 425,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 425,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.76%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust for the Benefit of Leora Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 425,772 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 425,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 425,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.76%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust for the Benefit of Michael Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 425,772 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 425,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 425,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.76%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust for the Benefit of Rachel Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 425,772 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 425,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 425,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.76%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust for the Benefit of Samuel Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 425,772 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 425,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 425,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.76%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Trust for the Benefit of Tamar Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 425,772 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 425,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 425,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.76%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas 1998 Annuity Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock – Class B Common Stock 229,108 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock – Class B Common Stock 229,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock – Class B Common Stock 229,108

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock – Class B Common Stock 0.41%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Jonas Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER Common Stock 825,142 Class B Common Stock – 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER Common Stock 825,142 Class B Common Stock –

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 825,142 Class B Common Stock –

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock 3.93% Class B Common Stock –

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 448947101

CUSIP No. 448947309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Howard S. and Deborah Jonas Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

  8    SHARED VOTING POWER

        Common Stock                         1,000,000

        Class B Common Stock           1,200,000

  9    SOLE DISPOSITIVE POWER

        Common Stock                         1,000,000

        Class B Common Stock           1,200,000

10    SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock 1,000,000 Class B Common Stock 1,200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock 4.76% Class B Common Stock 2.14%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

This Amendment No. 4 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 19, 1998, as previously amended by Amendment No. 1 thereto filed with the Commission on October 23, 1998, Amendment No. 2 thereto filed with the Commission on March 26, 1999 and Amendment No. 3 thereto filed with the Commission on June 23, 2003 (as so amended, the “Schedule 13D”). Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment relates to the common stock, par value $0.01 per share (“Common Stock”), and the Class B common stock, par value $0.01 per share (“Class B Common Stock”), of IDT Corporation (“IDT”). The principal executive offices of IDT are located at 520 Broad Street, Newark, New Jersey 07102.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a), (b), (c) and (f)

This Amendment is being filed jointly by Howard S. Jonas, Deborah Jonas, The Jonas Family Limited Partnership, the Trust for David Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Jonathan Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Joseph Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Leora Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Michael Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Rachel Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Samuel Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement, the Trust for Tamar Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement (the foregoing trusts, collectively, the “Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement”), the Howard S. Jonas 1998 Annuity Trust, The Jonas Foundation and The Howard S. and Deborah Jonas Foundation, Inc. (collectively, the “Reporting Persons”).

The Howard S. and Deborah Jonas Foundation, Inc. (“The HD Foundation”) is a Delaware non-stock corporation organized and operated exclusively for charitable and other exempt purposes described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”). The HD Foundation is also classified as a supporting organization described in Section 509(a)(3) of the Code. The business address of The HD Foundation is 3020 Palisade Avenue, Riverdale, New York 10471.

Howard S. Jonas and Deborah Jonas are members of the board of directors of The HD Foundation. Mr. Jonas also serves as the president of The HD Foundation.

Set forth on Schedule I to this Amendment, and incorporated herein by reference, is the name, business address and present principal occupation or employment and citizenship of each executive officer and director of The HD Foundation, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization, as the case may be, for which such information is set forth.

(d) and (e)

During the last five years, none of the Reporting Persons, the general partners or trustees of the Reporting Persons or, to the knowledge of the Reporting Persons, the executive officers and directors of the HD Foundation, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

1. On February 9, 2004, The Jonas Foundation made a grant of 1.2 million shares of Class B Common Stock and 1.0 million shares of Common Stock to The HD Foundation. Attached hereto as Exhibit 1 is a copy of the Grant Agreement, dated February 9, 2004, between The Jonas Foundation and The HD Foundation.

2. On March 4, 2004, each of the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement exchanged 212,886 shares of Class A Common Stock for 212,886 shares of Class B Common Stock held by Mr. Jonas. Attached hereto as Exhibit 2 is a Form of Exchange Agreement entered into by and between Howard S. Jonas and each of the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement.

Except as described herein, none of the Reporting Persons has any plan or proposal that relates to or would result in:

(a)	the acquisition by any person of additional securities of IDT, or the disposition of securities of IDT;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IDT or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of IDT or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of IDT;

(e)	any material change in the present capitalization or dividend policy of IDT;

(f)	any other material change in IDT’s business or corporate structure;

(g)	changes in IDT’s charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of IDT by any person;

(h)	causing a class of securities of IDT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of IDT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated in (a)-(i) above.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended by deleting them in their entirety and substituting the following therefor:

(a) As of the date of this Amendment, the Reporting Persons beneficially owned the following number of shares and percentages of Common Stock and Class B Common Stock:

	NUMBER OF SHARES		PERCENTAGE OF CLASS
Howard S. Jonas[1]
Common Stock	11,642,130		37.77%
Class B Common Stock	6,150,156		10.95%
Deborah Jonas
Common Stock	825,142		3.93%
Class B Common Stock	3,635,284		6.47%
The Jonas Family Limited Partnership
Common Stock	19,570	[2]	0.09%
Class B Common Stock	19,570		0.03%
Trust for the Benefit of David Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement
Common Stock	–		–
Class B Common Stock	425,772		0.76%
Trust for the Benefit of Jonathan Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement
Common Stock	–		–
Class B Common Stock	425,772		0.76%

[1]	The shares which may be deemed to be beneficially owned by Mr. Jonas include 1,825,142 shares of Common Stock, 9,816,988 shares of Class A Common Stock and 6,150,156 shares of Class B Common Stock and exclude 1,044 shares of Common Stock held for Mr. Jonas’ account in a 401(k) plan maintained by IDT. Each share of Class A Common Stock is convertible, at any time and at the option of the holder thereof, into one share of Common Stock. The information in the table above with respect to Mr. Jonas assumes the conversion of the shares of Class A Common Stock which may be deemed to be beneficially owned by Mr. Jonas into shares of Common Stock. Each share of Common Stock has one vote per share, each share of Class A Common Stock has three vote per share and each share of Class B Common Stock has one-tenth of a vote per share. The shares of capital stock which may be deemed to be beneficially owned by Mr. Jonas and with respect to which Mr. Jonas has sole or shared voting power represents approximately 56.2% of the voting power of IDT.

[2]	Represents shares of Class A Common Stock which are convertible, at any time and at the option of the holder thereof, into shares of Common Stock on a one-for-one basis. The information in the table above with respect to the Jonas Family Limited Partnership assumes the conversion of the shares of Class A Common Stock held by the Jonas Family Limited Partnership into shares of Common Stock.

	NUMBER OF SHARES	PERCENTAGE OF CLASS
Trust for the Benefit of Joseph Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement
Common Stock	–	–
Class B Common Stock	425,772	0.76%
Trust for the Benefit of Leora Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement
Common Stock	–	–
Class B Common Stock	425,772	0.76%
Trust for the Benefit of Michael Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement
Common Stock	–	–
Class B Common Stock	425,772	0.76%
Trust for the Benefit of Rachel Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement
Common Stock	–	–
Class B Common Stock	425,772	0.76%
Trust for the Benefit of Samuel Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement
Common Stock	–	–
Class B Common Stock	425,772	0.76%
Trust for the Benefit of Tamar Jonas Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement
Common Stock	–	–
Class B Common Stock	425,772	0.76%
Howard S. Jonas 1998 Annuity Trust
Common Stock	–	–
Class B Common Stock	229,108	0.41%
The Jonas Foundation
Common Stock	825,142	3.93%
Class B Common Stock	–	–
The Howard S. and Deborah Jonas Foundation, Inc.
Common Stock	1,000,000	4.76%
Class B Common Stock	1,200,000	2.14%

(b) Mr. Jonas has the sole power to cast or to direct the casting of three votes per share on 9,797,418 shares of Class A Common Stock (which are convertible, at any time and at the option of the holder thereof, into shares of Common Stock on a one-for-one basis) and one-tenth of a vote per share on 1,295,302 shares of Class B Common Stock he directly holds, and has the sole power to dispose or to direct the disposition of such shares. Mr. Jonas shares with the Jonas Limited Family Partnership the power to cast or to direct the casting of three votes per share on 19,570 shares of Class A Common Stock and one-tenth of a vote per share on 19,570 shares of Class B Common Stock held by the Jonas Family Limited Partnership, and has the shared power to dispose or to direct the disposition of such shares. Mr. Jonas is the general partner of The Jonas Family Limited Partnership. Mr. Jonas shares with Ms. Jonas and The Howard S. Jonas 1998 Annuity Trust the power to dispose or to direct the disposition of 229,108 shares of Class B Common Stock held by The Howard S. Jonas 1998 Annuity Trust. Mr. Jonas is the co-trustee of The Howard S. Jonas 1998 Annuity Trust. Mr. Jonas shares with each of Ms. Jonas and The Jonas Foundation the power to cast or to direct the casting of one vote per share on 825,142 shares of Common Stock held by The Jonas Foundation, and has the shared power to dispose or to direct the disposition of such shares. Mr. Jonas is co-trustee of The Jonas Foundation. Mr. Jonas shares with each of Ms. Jonas and the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement the power to dispose or to direct the disposition of an aggregate of 3,406,176 shares of Class B Common Stock held by the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement. Mr. Jonas is the co-trustee of each of the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement. Mr. Jonas shares with The HD Foundation the power to cast or to direct the casting of one vote per share on 1.0 million shares of Common Stock and one-tenth of a vote per share on 1.2 million shares of Class B Common Stock held by The HD Foundation. Mr. Jonas is the president and a director of The HD Foundation.

Ms. Jonas shares with the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement the power to cast or to direct the casting of one-tenth of a vote per share on an aggregate of 3,406,176 shares of Class B Common Stock held by the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement, and shares with such trusts and with Mr. Jonas the power to dispose or to direct the disposition of such shares. Ms. Jonas is the co-trustee of each of the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement. Ms. Jonas shares with The Howard S. Jonas 1998 Annuity Trust the power to dispose or to direct the disposition of 229,108 shares of Class B Common Stock held by The Howard S. Jonas 1998 Annuity Trust, and shares with such trust and with Mr. Jonas the power to dispose or to direct the disposition of such shares. Ms. Jonas is the co-trustee of The Howard S. Jonas 1998 annuity Trust. Ms. Jonas shares with Mr. Jonas and The Jonas Foundation the power to cast or to direct the casting of one vote per share on 825,142 shares of Common Stock held by The Jonas Foundation, and has the shared power to dispose or to direct the disposition of such shares. Ms. Jonas is the co-trustee of The Jonas Foundation.

The Jonas Family Limited Partnership shares with Mr. Jonas the power to cast or to direct the casting of three votes per share on 19,570 shares of Class A Common Stock and one-tenth of a vote per share on 19,570 shares of Class B Common Stock it directly holds, and has the shared power to dispose or to direct the disposition of such shares.

The Howard S. Jonas 1998 Annuity Trust shares with Ms. Jonas the power to cast or to direct the casting of one-tenth of a vote per share on 229,108 shares of Class B Common Stock it directly holds, and shares with Mr. and Ms. Jonas the power to dispose or to direct the disposition of such shares.

Each of the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement shares with Ms. Jonas the power to cast or to direct the casting of one-tenth of a vote per share on 425,772 shares of Class B Common Stock it directly holds, and shares with Mr. and Ms. Jonas the power to dispose or to direct the disposition of such shares.

The Jonas Foundation shares with Mr. and Ms. Jonas the power to cast or to direct the casting of one vote per share on 825,142 shares of Common Stock it directly holds, and has the shared power to dispose or to direct the disposition of such shares.

The HD Foundation shares with Mr. Jonas the power to cast or to direct the casting of one vote per share on 1.0 million shares of Common Stock and one-tenth of a vote per share on 1.2 million shares of Class B Common Stock it directly holds, and has the sole power to dispose or to direct the disposition of such shares.

As used herein, the term “beneficially owns” shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(c) Except as described herein, no transactions in the Common Stock or Class B Common Stock were effected by any of the Reporting Persons during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) As of February 9, 2004, The Jonas Foundation ceased to be the beneficial owner of more than 5% of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in item 4 of this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Grant Agreement, dated February 9, 2004, between The Jonas Foundation and The Howard S. and Deborah Jonas Foundation, Inc.

Exhibit 2	Form of Exchange Agreement by and between Howard S. Jonas and each of the Trusts Under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement.

Exhibit 3	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

Dated: March 5, 2004

/s/ Howard S. Jonas

Howard S. Jonas

/s/ Deborah Jonas

Deborah Jonas

THE JONAS FAMILY LIMITED PARTNERSHIP

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: General Partner

TRUST FOR THE BENEFIT OF DAVID JONAS UNDER ARTICLE FOUR OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

TRUST FOR THE BENEFIT OF JONATHAN JONAS UNDER ARTICLE FOUR OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

TRUST FOR THE BENEFIT OF JOSEPH JONAS UNDER ARTICLE FOUR OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

TRUST FOR THE BENEFIT OF LEORA JONAS UNDER ARTICLE FOUR OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

TRUST FOR THE BENEFIT OF MICHAEL JONAS UNDER ARTICLE FOUR OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

TRUST FOR THE BENEFIT OF RACHEL JONAS UNDER ARTICLE FOUR OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

TRUST FOR THE BENEFIT OF SAMUEL JONAS UNDER ARTICLE FOUR OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

TRUST FOR THE BENEFIT OF TAMAR JONAS UNDER ARTICLE FOUR OF THE HOWARD S. JONAS 1996 ANNUITY TRUST AGREEMENT

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

HOWARD S. JONAS 1998 ANNUITY TRUST

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

THE JONAS FOUNDATION

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: Trustee

By:	/s/ Deborah Jonas

Name: Deborah Jonas Title: Trustee

THE HOWARD S. AND DEBORAH JONAS FOUNDATION, INC.

By:	/s/ Howard S. Jonas

Name: Howard S. Jonas Title: President

SCHEDULE I

Additional Information Concerning the Reporting Persons

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of The Howard S. and Deborah Jonas Foundation, Inc. (“The HD Foundation”). Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with The HD Foundation. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address

Howard S. Jonas	President and Director	Chairman of the Board and Director of IDT Corporation 520 Broad Street Newark, NJ 07102	3020 Palisade Avenue Riverdale, NY 10471

Deborah Jonas	Director	Director	3020 Palisade Avenue Riverdale, NY 10471

Louis Libin	Director	Director, Ohel Children’s Home and Family Services, Inc. 4510 16th Avenue Brooklyn, NY 11204	4510 16th Avenue Brooklyn, NY 11204

Mechel Berger	Director	Director, Chai Lifeline, Inc. 151 W. 30th St. New York, NY 10001	151 W. 30th St. New York, NY 10001

Morton Landowne	Director	Director, Ohr Torah Stone Institutions of Israel, Inc. 49 W. 45th St. New York, NY 10036	49 W. 45th St. New York, NY 10036